Exhibit 12.1

Baxter International Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(unaudited — in millions, except ratios)(1)

	Six months ended June 30,	Years Ended December 31,
	2018	2017	2016	2015	2014	2013
Income from continuing operations before income taxes	$842	$1,217	$4,954	$428	$490	$375

Fixed charges
Interest costs(2)	52	98	107	197	237	225
Estimated interest in rentals(3)	25	51	58	70	83	71

Fixed charges as defined	77	149	165	267	320	296

Adjustments to income from continuing operations
Interest costs capitalized	(6)	(13)	(18)	(51)	(70)	(70)
Net (gains) losses of less than majority-owned affiliates, net of dividends	(1)	(6)	2	(1)	(19)	(1)

Income from continuing operations as adjusted	$912	$1,347	$5,103	$643	$721	$600

Ratio of earnings from continuing operations to fixed charges	11.84	9.04	30.93	2.41	2.25	2.03

(1)

Baxter International Inc. had no preferred stock outstanding for any period presented, and accordingly the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.

(2)	Excludes interest on uncertain tax positions.
(3)	Represents the estimated interest portion of rents.